Exhibit 4.2

COMPOSITE CONFORMED COPY

NUVOX, INC.

SHAREHOLDERS AGREEMENT

        THIS AGREEMENT, made as of this 14th day of August, 1998, as amended by Agreement dated as of November 18, 1998, as amended by Agreement dated as of December 13, 1999, and as amended by Agreement dated as of September 20, 2001, by and between NUVOX, INC. (formerly known as GABRIEL COMMUNICATIONS, INC.), a Delaware corporation, hereinafter referred to as the “Corporation,” and the shareholders that are signatory hereto, hereinafter sometimes referred to collectively as “Shareholders” or individually as “Shareholder.” [Note: This document was created for informational purposes only and represents a composite conformed copy integrating the various amendments including those amendments dated September 20, 2001.]

        WITNESSETH:

        The Shareholders own shares of the Common Stock (hereinafter referred to as “Shares”) of the Corporation as indicated on Exhibit “A” to this Agreement; and

        WHEREAS, the Corporation’s business is such that it is in its best interests that its Shares be owned by persons who are active in the business of the Corporation, and the Corporation and Shareholders desire to provide for continuity and harmony in the management of the Corporation;

        [WHEREAS, in the event of the death, total permanent disability, or termination of employment with the Corporation of any of the Shareholders, it will be in the best interests of the Corporation that the Corporation acquire all Shares of the Corporation owned by said Shareholder; and] [Note: The buy-sell provisions of this Agreement related to death and disability were amended pursuant to the September 20, 2001 amendment and the buy-sell provisions related to termination of employment were deleted pursuant to the September 20, 2001 amendment].

        WHEREAS, in connection with the issuance of shares of the Corporation’s $0.01 par value Series A Convertible Preferred Stock pursuant to the Securities Purchase Agreement dated as of November 18, 1998 between the Corporation and the Purchasers named therein, each of the parties hereto has become a Stockholder party to (i) the Registration Rights Agreement dated as of November 18, 1998 among the Corporation and the Stockholders named therein and (ii) the Stockholders Agreement dated as of November 18, 1998 among the Corporation and the Stockholders named therein;

        NOW, THEREFORE, the Shareholders and the Corporation agree as follows:

        1.     Scope of Agreement.

        For purposes of this Agreement the term “Shares” shall mean (i) all shares of the Common Stock of the Corporation (now owned or hereafter acquired) by the Employee Shareholders (as hereinafter defined), (ii) all shares of Series E-6 Convertible Preferred Stock, Series E-8 Convertible Preferred Stock, Series E-9 Convertible Preferred Stock, Series E-10 Convertible Preferred Stock, Series E-11 Convertible Preferred Stock and Series E-12 Convertible Preferred Stock, each with a par value of $.01 per share, of the Corporation (collectively the “Series E Preferred Stock”) (now owned or hereafter acquired) by the Employee Shareholders, (iii) all shares of the Common Stock of the Corporation held by The Goldman Sachs Group, L.P. and Brooks Investments, L.P. on the date hereof and listed on Exhibit A hereto and (iv) all shares of the Series F Convertible Preferred Stock, par value $.01 per share, of the Corporation (now owned or hereafter acquired) by the Employee Shareholders.

        2.     [Intentionally Omitted.]

        3.     Option Upon Voluntary Transfer.

        3.1.   Prohibition on Transfer During Start-up Phase. No Shareholder may voluntarily transfer Shares of which he is the owner (other than to an affiliate of such Shareholder) prior to the time the Corporation has issued Shares for an aggregate consideration of not less than $10 million without the approval of the Board of Directors. Thereafter, any voluntary transfer shall be subject to this Section 3.

        3.2.    Notice of Transfer. If a Shareholder intends to transfer Shares of which he is the owner to any person other than to the Corporation, he shall give thirty (30) days written notice (the “Shareholder’s Notice”) to the Corporation, the other Shareholder(s) and the holders of the Corporation’s Preferred Stock (in each case, to the extent the same are accredited investors) of the proposed terms (including sales price), conditions and manner of disposition, the number of Shares to be disposed of and the person(s), firm(s) or corporation(s) to whom the selling Shareholder proposes to transfer such Shares. The notice, in addition to stating the fact of the intention to transfer Shares, shall state: (i) the number of Shares to be transferred; (ii) the name, business and residence address of the proposed transferee; and (iii) whether or not the transfer is for a valuable consideration, and, if so, the amount of the consideration and the other terms of sale.

        3.3.    Company Option to Purchase. Within sixty (60) days of the Corporation’s receipt of the Shareholder’s Notice, the Corporation (or the Corporation’s designee) may exercise an option to purchase all or any portion of the Shares proposed to be transferred for the sales price thereof as set forth in the notice, and upon the other terms hereinafter provided.

        3.4.    Shareholders, Option to Purchase. If the Corporation does not exercise its option to purchase all or any portion of such Shares, the remaining Shareholder(s) within ninety (90) days of the Corporation’s receipt of the Shareholder’s Notice, may exercise an option to purchase any portion of such unpurchased Shares. Each remaining Shareholder shall have the right to purchase a “proportionate share” of the total number of Shares proposed to be transferred. The term “proportionate share” shall mean, with respect to each electing Shareholder, that portion of the Shares proposed to be transferred multiplied by a ratio, the numerator of which is the number or Shares which the electing Shareholder then owns and the denominator of which is the total number of Shares then owned by all electing Shareholders.

        3.5.   Complete Exercise. The Corporation and the electing Shareholder(s) must in the aggregate exercise their options to purchase all of the Shares proposed to be transferred or forfeit their options.

        3.6.    Death or Disability. Upon the death of a Shareholder, such Shareholder’s Shares may be transferred by will or the laws of descent and distribution without being subject to the options contained in Sections 3.3 and 3.4 and upon the total and permanent disability of a Shareholder, such Shareholder’s Shares may be transferred to the guardian, if any, of such Shareholder without being subject to the options contained in Sections 3.3 and 3.4, provided, in either of such cases, the transferee(s) of such Shares agrees in writing to be bound by all the terms and conditions of this Agreement. Total and permanent disability means having a physical or mental condition resulting from injury, disease or mental disorder which, in the opinion of a majority of the Board of Directors of the Corporation, makes a Shareholder permanently incapable of continuing in the employment of the Corporation. A determination by the disability insurance carrier for the Corporation, if any, that a Shareholder is totally disabled shall be conclusive upon the parties to this Agreement.

        3.7.    Permitted Transfers. Notwithstanding the provisions of this Article 3, a Shareholder may transfer Shares to any of such Shareholder’s spouse, parents, siblings, children, grandchildren or affiliate, or a trust for the benefit of any such person, without being subject to the options contained in Sections 3.3 and 3.4, subject to the following conditions (except in the case of a transfer to an affiliate as to which transfer only Section 3.7(e) shall apply):

(a)	such transfer has received the prior approval of the Board of Directors;
(b)	the transferor Shareholder does not receive consideration in excess of that originally paid by the transferor Shareholder for such Shares;
(c)	the transferor Shareholder retains all voting rights with respect to the transferred Shares pursuant to an irrevocable proxy in a form acceptable to the Board of Directors and filed with the Secretary of the Corporation;

(d)	the transferor Shareholder indemnifies the Corporation and each of its officers and directors from any and all liabilities arising out of the issuance or transfer of such Shares on terms acceptable to the Board of Directors in its sole discretion;

(e)	the transferee agrees in writing to be bound by all the terms and conditions of this Agreement; and
(f)	for purposes of the options and obligations set forth herein in the event of death, disability, voluntary transfers, involuntary transfers and termination of employment, all transferred Shares shall be deemed to be owned by the transferor Shareholder and subject to the options and obligations set forth herein.

        4.      Option Upon Involuntary Transfer.

        If other than by reason of a Shareholder’s death or disability, Shares are transferred by operation of law to any person other than to the Corporation (such as, but not limited to, a property division in conjunction with a divorce proceeding, a Shareholder’s trustee in bankruptcy, a purchaser at any creditor’s or court sale), the Corporation (or the Corporation’s designee) or the remaining Shareholders, within seventy (70) days of the Corporation’s receipt of actual notice of the transfer may exercise an option to purchase all but not less than all of the Shares so transferred in the same manner and upon the same terms as provided in Section 3, with respect to Shares proposed to be transferred.

        5.     [Intentionally Omitted.]

        6.     Exercise of Options and Effect of Non-Exercise of Options.

        6.1.    The Corporation and the Shareholders who exercise an option granted in Sections 3 or 4 shall do so by delivering written notice of their exercise of the options within the time provided in said sections to the proposed transferor or to the transferee in the case of Section 4.

        6.2.    Subject to compliance with Section 6.6 hereof, if the purchase options are forfeited or not exercised in compliance with Sections 3 or 4, then in the case of a proposed transfer under Section 3, the Shares may be transferred, within ten (10) days after the expiration of the option period granted to the other Shareholders, to the transferee named in the notice required by Section 3, and upon the terms therein stated, which Shares when so transferred shall be subject to the terms of this Agreement. In the case of a transfer of Shares under Section 4, the Shares shall, in the hands of the transferee, be subject to the terms of this Agreement.

        6.3.    No Section 3 transfer shall be valid if the transfer is not within the aforesaid ten (10) day period, or is not in accordance with the terms or to the transferee stated in the notice required of the transferring Shareholder by Section 3. In such a case the Shares shall remain subject to this Agreement.

        6.4.    In the event a transferor in a Section 3 transfer reacquires all or any portion of the transferred Shares, the Shares shall be subject to this Agreement as if no transfer had been made.

        6.5.    A proposed transferor of Shares under Section 3, as a Shareholder or a director, or both, of the Corporation, shall vote in favor of the Corporation’s exercise of the purchase options granted to it by this Agreement at any meeting of Shareholders or Directors called for such purpose.

        6.6.    Notwithstanding anything to the contrary in Section 3, 4 or 6.2, if the Corporation and the other Shareholders do not elect to exercise any option under Section 3 or 4 in full, the holders of shares of the Corporation’s Preferred Stock may elect to purchase any portion of such unpurchased shares in the same manner and upon the same terms as provided in Section 3 within ten (10) days after the expiration of the option period granted to the other Shareholders.

        7.     Purchase Price.

        7.1.   [Intentionally Omitted.]

        7.2.   [Intentionally Omitted.]

        7.3.   Voluntary Transfer. For purposes of any purchase of any or all of a Shareholder's Shares pursuant to Section 3 the purchase price shall be as set forth in the Shareholder's Notice.

        7.4.    Involuntary Transfer. For purposes of any purchase of any or all of a Shareholder’s Shares pursuant to Section 4, the purchase price of Shares shall be the lesser of (i) the price determined by the Board of Directors of the Corporation pursuant to Exhibit B of this Agreement, (ii) the latest price per share at which Shares were traded in an arm’s-length transaction, or (iii) the price at which the Shares are being transferred.

        7.5.   [Intentionally Omitted.]

        8.      Payment of the Purchase Price and Other Payments.

        8.1.   Cash Payment. The purchase price for Shares purchased pursuant to Section 4 shall be paid in cash at closing. The purchase price for shares purchased pursuant to Section 3 shall be on such terms as set forth in the notice provided therein.

        8.2.   [Intentionally Omitted.]

        8.3.   [Intentionally Omitted.]

        8.4.   [Intentionally Omitted.]

        8.5.   [Intentionally Omitted.]

        9.     The Closing.

        9.1.    Time of Closing. In the case of a purchase of Shares under Sections 3 or 4, the closing of the sale and purchase shall take place ten (10) days after the delivery to the selling Shareholders of written notice by the last of the purchasing party or parties to deliver such notice of its, his or their exercise of the option or options to purchase said Shareholder’s Shares.

        9.2.    Absence of Liens. All Shares shall be delivered to the Corporation free and clear of all liens, claims and encumbrances excepting only those for which provision is expressly made in this Agreement and said Shares shall be transferred on the books of the Corporation to the purchaser or purchasers.

        9.3.   Sequence of Closings. The sale and purchase of Shares which the surviving or remaining Shareholders are to purchase shall take place immediately prior to the sale and purchase of Shares, if any, which the Corporation is to purchase.

        10.     Legend on Certificates.

        All Shares now or hereafter owned by the Shareholders of the Corporation shall be subject to the provisions of this Agreement and the certificate representing Shares, including Shares in the hands of permitted transferees, shall bear the following legend:

“The sale, transfer or encumbrance of this certificate is subject to an Agreement dated as of August 14, 1998. A copy of this Agreement is on file in the office of the Secretary of the Corporation. The Agreement provides, among other things, for certain obligations to sell and to purchase the Shares evidenced by this certificate, for a designated purchase price. By accepting the Shares evidenced by this certificate the holder agrees to be bound by said Agreement.”

No Shareholder may pledge his Shares without the consent of the Board of Directors.

        11.     [intentionally omitted]

        12.     [intentionally omitted]

        13.     Termination.

        13.1.   Events. This Agreement and all restrictions on the transfer of Shares created hereby shall terminate on the occurrence of any of the following events:

(a)	The bankruptcy or dissolution of the Corporation;
(b)	A single Shareholder becoming the owner of all of the Shares of the Corporation, which are then subject to this Agreement;
(c)	A single Shareholder becoming the owner of at least sixty-seven percent (67%) of the Shares of the Corporation which are then subject to this Agreement by reason of a transaction wherein the remaining Shareholders had the opportunity to sell all their Shares pursuant to Section 11;

(d)	The execution of a written instrument by the Corporation and all of the Shareholders who then own Shares subject to this Agreement which terminates the same; or
(e)	The Corporation becoming subject to Section 12(g) or 15(d) of the Securities Exchange Act of 1934, as amended (by reason of a public offering of equity securities of the Corporation).

        13.2.   [Intentionally Omitted.]

        13.3.   Effect. The termination of this Agreement for any reason shall not affect any right or remedy existing hereunder prior to the effective date of its termination.

        13.4.   Sale of Shares. This Agreement, except the provisions of Sections 14.1 and 14.2 shall terminate with respect to a Shareholder upon the sale by such Shareholder of all of such Shareholder's Shares.

        14.     Covenant Not to Violate Corporate Confidences.

        14.1.    The Shareholders will have access to and will become aware of confidential information and trade secrets, as the latter term is defined in the Missouri Uniform Trade Secrets Act, including customer data, files and business techniques not generally available to the public, and this confidential information will be compiled by the Corporation at great expense and over a great amount of time. For purposes of this Agreement, confidential information shall include, without limitation, the business plan of the Corporation delivered to each of the Shareholders. The parties acknowledge that this confidential information will give the Corporation a competitive advantage over other businesses in its field of endeavor and that the Corporation’s business will be greatly and irreparably damaged by the release or use of this confidential information outside of its own business. Therefore, as a material inducement to signing this Agreement, each Shareholder will not, while he or she is a Shareholder and during the two (2) year period beginning on the closing date for the sale of his or her Shares under this Agreement, either disclose or divulge this confidential information to anyone or use this confidential information in any manner to compete with the Corporation, except (i) to any person who is a partner, managing director, director, officer, employee or affiliate of such Shareholder who is involved in the investment pursuant to this Agreement, who is consulted with respect to such investment, or who such Shareholder determines otherwise needs to know such information (each, a “Representative”), (ii) to any person acting as an advisor to such Shareholder or a potential co-investor with (or potential transferee of) such Shareholder in connection with such investment, only if such advisor executes a confidentiality agreement with the Corporation that contains provisions similar to this Section 14 and in a form reasonably acceptable to the Corporation, (iii) with the consent of the Company or (iv) pursuant to a subpoena, Civil Investigative Demand (or similar process), order, statute, rule or other legal requirement promulgated or imposed by a court or by a judicial, regulatory, self-regulatory or legislative body, organization, agency or committee or otherwise in connection with any judicial or administrative proceeding (including, in response to oral questions, interrogatories or requests for information or documents) in which such Shareholder is involved. Each Shareholder shall be responsible for any breach of this paragraph by any Representative of such Shareholder with whom such Shareholder shares any confidential information. It is recognized that the provisions of this section 14.1 do not apply to information which (i) is or becomes generally available to the public other than as a result of a disclosure by a party hereto, (ii) was within the possession of a party hereto prior to its being furnished to such party by or on behalf of the Corporation, provided that the source of such information, to such parties knowledge, was not bound by a confidentiality agreement with or other contractual, legal, or fiduciary obligation of confidentiality to the Corporation with respect to such information, or (iii) is or becomes available to such party on a non-confidential basis from a source other than the Corporation, provided that such source, to such party’s knowledge, is not bound by a confidentiality agreement with or other contractual, legal or fiduciary obligation of confidentiality to the Corporation with respect to such information.

        14.2.    Each shareholder agrees that while he or she is a Shareholder and during the two (2) year period beginning on the closing date for the sale of his or her Shares under this Agreement such Shareholder shall not knowingly solicit any material client or customer of the Corporation that was a client or customer of the Corporation during the time in which the Shareholder owned the Shares for the provision of competitive local exchange communications services in competition with the Corporation. The parties acknowledge that The Goldman Sachs Group, L.P. (“GS Group”) plans to transfer a portion of its Shares to GS Capital Partners III, L.P. (“GSCP”) and certain affiliated funds and that those entities would thereupon become Shareholders under this Agreement. Notwithstanding anything herein to the contrary, (i) GS Group and its affiliates may engage in any brokerage, investment advisory, financial advisory, research activities, anti-raid advisory, merger advisory, financing, asset management, trading, market making, arbitrage and other similar activities conducted in the ordinary course of its business, (ii) nothing in this Section 14 shall restrict any of GS Group or any of its affiliates (including GSCP or any of its affiliated funds) from making any investment in any entity, provided, however, that, upon receipt of a written inquiry from the Corporation as to whether any of them has an equity investment in any specifically identified privately held competitive local exchange communications company that competes or has publicly announced plans to compete with the Corporation in any of its markets (a “Competitive CLEC”), or an equity investment in any specifically identified publicly held Competitive CLEC with respect to which any of them has filed a Schedule 13D or a Schedule 13G report under the Securities Exchange Act of 1934, then GS Group and/or GSCP, as the case may be, shall, to the extent permitted, disclose to the Corporation whether it has made such investment, whether it has a representative on the board of directors of such Competitive CLEC and whether it is merely a passive investor or has a more active role in such Competitive CLEC, (iii) the provisions contained in this Section 14 shall not in any manner apply to or restrict any of the portfolio companies of GS Group, GSCP and/or their respective affiliates, and (iv) the service on the board of directors or a committee thereof of any entity by an individual designated by GS Group or any of its affiliates shall not be deemed a violation of this paragraph except for the service by such individual on the board of directors or a committee thereof of any Competitive CLEC (in which event the designee of GS Group and its affiliates shall either resign from the board of directors of the Corporation or the board of directors of such other company).

        14.3.    Each Shareholder agrees that at no time will such Shareholder knowingly solicit for employment any person employed by the corporation at any time during which said Shareholder or any permitted transferee thereof owned Shares; provided, however, that the use of an independent employment agency (so long as such agency is directed not to solicit such employees), advertisements in publications or other general solicitations for employment not directed at such employees and the hiring as a result thereof shall not be deemed a violation of this paragraph.

        14.4.    Each Shareholder hereby expressly acknowledges and agrees that the business of the Corporation is highly competitive and that a violation of any of the covenants provided for in this Section 14 would cause immediate and irreparable harm, loss and damage to the Corporation not adequately compensable by a monetary award. Without limiting any of the other remedies available to the Corporation, each Shareholder agrees that any actual or threatened violation of said covenants, or any of them, may be immediately enjoined or restrained by any court of competent jurisdiction, and that any temporary restraining order or emergency, preliminary or final injunctions may be issued by any court of competent jurisdiction, without notice and without bond. In the event any proceedings are initiated by the Corporation against the Shareholder for any actual or threatened violation of any of said covenants, the Shareholder shall be liable to the Corporation for, and shall pay to the Corporation, all costs and expenses of any kind which it may incur in connection with the proceedings, including without limitation, reasonable attorneys’ fees.

        15.     Additional Agreements.

        15.1.   [intentionally omitted]

        16.     General Provisions.

        16.1.   Governing Law. This Agreement shall be construed pursuant to the laws of the State of Missouri.

        16.2.   Definitions. Unless the context otherwise requires, the words "Shareholder" and "Shareholders" shall for all purposes of this Agreement mean and include: (1) all of the parties hereto; (2) all persons to whom any Shares may hereafter be transferred; and (3) all employees who may acquire any Shares of the Corporation which may hereafter be issued.

        16.3.    Remedies for Breach. The Shares are unique chattels and each party to this Agreement shall have the remedies which are available to him or it for the violation of any of the terms of this Agreement, including, but not limited to, the equitable remedies for specific performance and injunctive relief.

        16.4.    Notices. All notices provided for by this Agreement shall be made in writing (1) either by actual delivery or (2) by the mailing of the notice in the United States mail to the last known address of the party entitled thereto, registered or certified mail, return receipt requested.

        16.5.    Amendment. This Agreement may be amended or altered at any time if the amendment or alteration is both ratified by the Board of Directors of the Corporation and consented to in writing by Shareholders who are parties to this Agreement and who collectively own not less than eighty percent (80%) of the Corporation’s Shares.

        16.6.   Descriptive Headings. Titles to sections are for information purposes only.

        16.7.   Binding Effect. This Agreement is binding upon and inures to the benefit of the Corporation, its successors, assigns, and transferees, and to the Shareholders and their respective heirs, personal representatives, successors and permitted assigns and transferees.

        16.8.    Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original and all of which, when taken together, shall be deemed to be one and the same agreement. This Agreement shall become binding when one or more counterparts taken together shall have been executed and delivered by all of the parties.

        IN WITNESS WHEREOF, the Corporation and the Shareholders have executed this Agreement on the day and year above written.

NUVOX, INC.
By
David L. Solomon, Chief Executive Officer

[Signatures of Shareholders]

EXHIBIT “A”

SHARES OWNED BY THE SHAREHOLDERS

EXHIBIT “B”

DETERMINATION OF THE PURCHASE PRICE

        1.     The price of Shares to be purchased under this Agreement shall be their Fair Market Value.

        2.     The term “Fair Market Value” as used in paragraph 1 of this Exhibit B shall be an amount which bears the same proportion to the amount of the Net Worth of the Corporation as the number of Shares to be purchased bears to the total number of the Corporation’s Shares outstanding.

        3.     The Board of Directors of the Corporation shall from time to time, but no less often than annually, agree upon and determine, by majority vote, the “Net Worth” as used in paragraph 2 of this Exhibit B as of the close of business on a specified date. The Net Worth so established shall be included in the minutes of the meeting of the Board of Directors. If the Board of Directors fails to determine the Net Worth for any period in excess of one year, the value last previously agreed upon shall be the Net Worth. If the Shareholders fail to determine the Net Worth for two successive years, the most current agreed “Net Worth” shall be either increased or decreased by any increase or decrease in the book value of the Corporation since the Net Worth was last established.

        4.     The pro forma Net Worth of the Corporation as of the September 30, 1998 (i) giving effect to the issuance of 150,000 shares in October 1998 at $0.50 per share is $2,427,000 and the book value per share of the 5,200,000 Shares outstanding as of the date hereof is $0.47 per share and (ii) giving effect to the subscriptions for 16,849,999 shares of Series A Preferred Stock at $3.00 per share on November 18, 1998 the book value per share of the 5,200,000 Shares outstanding on November 18, 1998 is $2.40 per share.